Exhibit 21.1
Subsidiaries of the Registrant

Subsidiaries of the Registrant	Jurisdiction of Incorporation
Gendux, Inc.	Delaware
Gendux, AB	Sweden
TMX Realty Corporation	Delaware
Magnum Therapeutics Corporation	California